SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 11)

                   Under the Securities Exchange Act of 1934*

                             Nabi Biopharmaceuticals
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629519109
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                   May 9, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



-----------------------------                              ---------------------
CUSIP No. 629519109                                        Page 2 of 11 Pages
-----------------------------                              ---------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                       I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    6,890,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,890,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,890,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-----------------------------                              ---------------------
CUSIP No. 629519109                                        Page 3 of 11 Pages
-----------------------------                              ---------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    4,428,500
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,428,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,428,500
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-----------------------------                              ---------------------
CUSIP No. 629519109                                        Page 4 of 11 Pages
-----------------------------                              ---------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    6,890,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,890,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,890,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-----------------------------                              ---------------------
CUSIP No. 629519109                                        Page 5 of 11 Pages
-----------------------------                              ---------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Jason Aryeh
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,250,650
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,250,650
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,250,650
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 11 (this "Amendment") amends the Schedule 13D filed on April 17, 2006 (as amended by Amendment No. 1 thereto filed on April 27, 2006, Amendment No. 2 thereto filed on June 15, 2006, Amendment No. 3 thereto filed on August 16, 2006, Amendment No. 4 thereto filed on September 5, 2006, Amendment No. 5 thereto filed on September 14, 2006, Amendment No. 6 thereto filed on September 26, 2006, Amendment No. 7 thereto filed on October 4, 2006, Amendment No. 8 thereto filed on October 16, 2006, Amendment No. 9 thereto filed on October 30, 2006, Amendment No. 10 thereto filed on November 13, 2006 and this Amendment No. 11, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), Daniel S. Loeb, an individual ("Mr. Loeb" and together with the Management Company and the Offshore Fund, the "Third Point Reporting Persons") and Jason Aryeh, an individual ("Mr. Aryeh" and, together with the Third Point Reporting Persons, the "Reporting Persons"). Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.10 per share, of Nabi Biopharmaceuticals, a Delaware corporation (the "Company").

     The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited to the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Management Company and Mr. Loeb may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Mr. Aryeh may be deemed to have beneficial ownership of (i) shares that may be acquired upon exercise of options held directly by him and (ii) the shares of Common Stock directly owned (or acquirable upon the exercise of options to purchase Common Stock) by JALAA Equities, LP ("JALAA"), JLV Investments, LP, the Jason Aryeh Trust, the Jason Aryeh 2003 Family Trust, the Jason Aryeh IRA, and Ann Schroeder (collectively, the "Aryeh Entities") by virtue of his ability to vote and/or to dispose of the securities held by the Aryeh Entities, including the Common Stock.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Funds expended an aggregate of approximately $33,408,576 of their own investment capital to acquire the 6,890,000 shares of Common Stock held by them. The Offshore Fund expended an aggregate of approximately $21,566,210 of its own investment capital to acquire its 4,428,500 shares of Common Stock. The Aryeh Entities expended an aggregate of approximately $6,346,860 of its own investment capital to acquire the 1,250,650 shares of Common Stock held by it.

Item 5.   Interest in Securities of the Issuer.

     Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended by the following:

     (a) As of the date of this Amendment No. 11, the Management Company and Mr. Loeb beneficially own 6,890,000 shares of Common Stock (the "Third Point Shares"). The Third Point Shares represent 11.4% of the Common Stock, based upon the 60,658,014 shares of Common Stock outstanding as of April 30, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (the "Reported Share Number").

     As of the date hereof, the Offshore Fund directly beneficially owns 4,428,500 shares of Common Stock, representing 7.3% of the Common Stock, based upon the Reported Share Number. None of the other individual Funds owns a number of shares of Common Stock representing more than five percent of such total.

     As of the date hereof, Mr. Aryeh beneficially owns 1,250,650 shares of Common Stock, consisting of 1,232,650 shares of Common Stock currently beneficially owned by Mr. Aryeh (the "Aryeh Shares") and 18,000 shares of Common Stock acquirable upon exercise of options granted by the Company to and currently held by Mr. Aryeh in connection with his service as a member of the board of directors of the Company (the "Aryeh Options"). The Aryeh Shares and Aryeh Options together represent 2.1% of the Common Stock, based upon (i) the Reported Share Number and (ii) the 18,000 shares of Common Stock issuable upon the exercise of the Aryeh Options.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 6,890,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 4,428,500 shares of Common Stock held by the Offshore Fund. Mr.

Aryeh and the Aryeh Entities share voting power and dispositive power over the 1,250,650 shares of Common Stock beneficially owned by Mr. Aryeh.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds (at the direction of the Management Company and Mr.
Loeb) in the Common Stock during the past 60 days. Schedule B hereto sets forth certain information with respect to transactions by the Offshore Fund (at the direction of the Management Company and Mr. Loeb) in the Common Stock during the past 60 days.

     All of the transactions set forth on Schedules A and B were effected in open market transactions in the NASDAQ Global Market. Except as described in
Item 6 hereof or set forth on Schedules A and B, during the past 60 days there were no transactions in the Common Stock effected by any of the Reporting Persons, nor, in the case of the Management Company, the Offshore Fund and JALAA, to the best of their knowledge, any of their directors, executive officers, general partners or members.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with his service as a member of the board of directors of the Company, on November 10, 2006, Mr. Aryeh was granted options, which he currently holds, pursuant to which he can purchase 18,000 shares of Common Stock at a price of $6.60 per share. Such options became fully vested on May 10, 2007 and expire on November 10, 2016.


Item 7.   Material to be Filed as Exhibits.

99.1 Power of Attorney granted by Mr. Daniel S. Loeb in favor of James Kelly, Justin Nadler, Zachary Snow and Keith Waller, dated December 1, 2006.


                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 11, 2007


                                                 THIRD POINT LLC

                                                 By:  Daniel S. Loeb,
                                                      Chief Executive Officer


                                                 By: /s/ Justin Nadler
                                                     ---------------------------
                                                     Name:   Justin Nadler
                                                     Title:  Attorney-in-Fact



                                                 THIRD POINT OFFSHORE FUND, LTD.

                                                 By:  Daniel S. Loeb,
                                                      Director


                                                 By: /s/ Justin Nadler
                                                     ---------------------------
                                                     Name:   Justin Nadler
                                                     Title:  Attorney-in-Fact



                                                 DANIEL S. LOEB


                                                 By: /s/ Justin Nadler
                                                     ---------------------------
                                                     Name:   Justin Nadler
                                                     Title:  Attorney-in-Fact





                                                 /s/ Jason Aryeh
                                                 -------------------------------
                                                 Jason Aryeh





               [SIGNATURE PAGE TO AMENDMENT NO. 11 TO SCHEDULE 13D
                    WITH RESPECT TO NABI BIOPHARMACEUTICALS]

                                   Schedule A


                   (Transactions by the Funds in Common Stock
                            during the past 60 days)


    Date           Transaction          Shares            Price Per Share($)

-------------- ------------------- ----------------- ---------------------------
  05/08/07              BUY             350,000                 5.15
-------------- ------------------- ----------------- ---------------------------
  05/08/07              BUY             230,000                 5.13
-------------- ------------------- ----------------- ---------------------------
  05/09/07              BUY             225,000                 5.25
-------------- ------------------- ----------------- ---------------------------
  05/10/07              BUY             135,000                 5.25
-------------- ------------------- ----------------- ---------------------------
  05/10/07              BUY             200,000                 5.25
-------------- ------------------- ----------------- ---------------------------

                                   Schedule B


               (Transactions by the Offshore Fund in Common Stock
                            during the past 60 days)


    Date           Transaction          Shares            Price Per Share($)

-------------- ------------------- ----------------- ---------------------------
  05/08/07              BUY             160,000                 5.15
-------------- ------------------- ----------------- ---------------------------
  05/08/07              BUY             152,000                 5.13
-------------- ------------------- ----------------- ---------------------------
  05/09/07              BUY             160,600                 5.25
-------------- ------------------- ----------------- ---------------------------
  05/10/07              BUY              93,100                 5.25
-------------- ------------------- ----------------- ---------------------------
  05/10/07              BUY             138,700                 5.25
-------------- ------------------- ----------------- ---------------------------